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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Celanese AG

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(Cusip Number)

Chinh Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 30

1.	Name of Reporting Person: BCP Crystal Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 41,754,365

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 41,754,365

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

2 of 30

1.	Name of Reporting Person: BCP Acquisition GmbH & Co. KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

3 of 30

1.	Name of Reporting Person: BCP Holdings GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

CUSIP No.			4 of 30

1.	Name of Reporting Person: BCP Management GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

5 of 30

1.	Name of Reporting Person: BCP Caylux Holdings Luxembourg S.C.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

6 of 30

1.	Name of Reporting Person: BCP Caylux Holdings Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

7 of 30

1.	Name of Reporting Person: BCP Crystal US Holdings Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

8 of 30

1.	Name of Reporting Person: BCP Crystal Holdings Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

9 of 30

1.	Name of Reporting Person: Crystal US Holdings 3 L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

10 of 30

1.	Name of Reporting Person: Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

11 of 30

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

12 of 30

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,662,450

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,662,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,655,835

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.4%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

13 of 30

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) Ltd. 3		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 13,032,790

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 13,032,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,032,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.4%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

14 of 30

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

15 of 30

1.	Name of Reporting Person: Blackstone Capital Partners (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 380,701

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 380,701

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 380,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

16 of 30

1.	Name of Reporting Person: Blackstone Family Investment Partnership (Cayman) IV-A L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,281,749

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,281,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,281,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

17 of 30

1.	Name of Reporting Person: Blackstone Chemical Coinvest Partners (Cayman) L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 13,032,790

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 13,032,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,032,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.4%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

18 of 30

1.	Name of Reporting Person: Blackstone Management Associates (Cayman) IV L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): PN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

19 of 30

1.	Name of Reporting Person: Blackstone LR Associates (Cayman) IV Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands B.W.I

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): CO

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

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1.	Name of Reporting Person: Peter G. Peterson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

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1.	Name of Reporting Person: Stephen A. Schwarzman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 41,754,365

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 41,754,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,754,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 84.7%*

14.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 49,321,468 Ordinary Shares outstanding as of June 30, 2004 (which excludes Ordinary Shares held in treasury), based on the Celanese AG report for the second quarter filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 31, 2004.

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     This Amendment No. 11 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 11 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended and supplemented in its entirety by the following:

     This statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

     (i) BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (“BCP Crystal”);

     (ii) BCP Management GmbH, a German limited liability company (“BCP Management”), in its capacity as the general partner of BCP Crystal;

     (iii) BCP Acquisition GmbH & Co. KG, a German limited partnership (“BCP Acquisition”), the sole equity holder of BCP Crystal;

     (iv) BCP Holdings GmbH, a German limited liability company (“BCP Holdings”), the sole equity holder of BCP Acquisition;

     (v) BCP Caylux Holdings Luxembourg S.C.A., a Luxembourg société en commandite par actions (partnership limited by shares) (“BCP Luxembourg”), the sole equity holder of BCP Management and BCP Holdings;

     (vi) BCP Caylux Holdings Ltd. 1, a Cayman Islands exempted company (“BCP Caylux”), the manager of BCP Luxembourg;

     (vii) BCP Crystal US Holdings Corp., a Delaware corporation (“US Holdco”), the holder of all of the equity of BCP Luxembourg (in accordance with applicable Luxembourg law, a de minimus number of shares of BCP Luxembourg are held by US Holdco indirectly through BCP Caylux and another wholly-owned subsidiary of US Holdco) and BCP Caylux;

     (viii) BCP Crystal Holdings Ltd. 2, a Cayman Islands exempted company (“BCP Holdings 2”), the holder of all the equity of US Holdco;

     (ix) Crystal US Holdings 3 L.L.C., a Delaware limited liability company (“Crystal Holdings 3”), the holder of all the equity of BCP Holdings 2;

     (x) Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd, a Cayman Islands exempted company (“BCHCP” and, together with BCP Crystal, BCP Management, BCP Acquisition, BCP Holdings, BCP Luxembourg, BCP Caylux and BCP Holdings 2, the “BCP Acquisition Entities”), the sole equity holder of Crystal Holdings 3;

     (xi) Blackstone Capital Partners (Cayman) Ltd. 1, a Cayman Islands exempted company (“BCP 1”);

     (xii) Blackstone Capital Partners (Cayman) Ltd. 2, a Cayman Islands exempted company (“BCP 2”);

     (xiii) Blackstone Capital Partners (Cayman) Ltd. 3, a Cayman Islands exempted company (“BCP 3”);

     (xiv) Blackstone Capital Partners (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BCP IV”), Blackstone Capital Partners (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BCP IV-A”), Blackstone Family Investment Partnership (Cayman) IV-A L.P., a Cayman Islands exempted limited partnership (“BFIP” and, together with BCP IV and BCP IV-A, the “Blackstone Partnerships) and Blackstone Chemical Coinvest Partners (Cayman) L.P., a Cayman Islands exempted limited partnership (“BCCP”);

     (xv) Blackstone Management Associates (Cayman) IV L.P., a Cayman Islands exempted limited partnership (“BMA”), in its capacity as the general partner of the Blackstone Partnerships;

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     (xvi) Blackstone LR Associates (Cayman) IV Ltd., a Cayman Islands limited duration company (“Blackstone LR”), in its capacity as general partner of BMA;

     (xvii) Mr. Peter G. Peterson; and

     (xviii) Mr. Stephen A. Schwarzman (all of the foregoing, collectively, the “Reporting Persons”); and

     Each of BCCP, BCP 1, BCP 2, BCP 3 and the BCP Acquisition Entities was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. Crystal Holdings 3 was formed to effect an offering of debt securities in which Crystal Holdings 3 is intended to be an issuer. US Holdco was formed in connection with the reorganization of the BCP Acquisition Entities and the purchase of the shares of Celanese Americas Corporation (as described in Item 4 below). The principal business address of BCP Crystal, BCP Management, BCP Acquisition and BCP Holdings is Maybachstrasse 6, 70469 Stuttgart, Germany. The principal business address of BCP Luxembourg is 8-10, Rue Mathias Hardt, L-1717 Luxembourg. The principal business address of BCCP, BCHCP, BCP Caylux, BCP Holdings 2, BCP 1, BCP 2 and BCP 3 is c/o Walkers, P.O. Box 265 GT, George Town, Grand Cayman. The principal business address of Crystal Holdings 3 and US Holdco is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

     The principal business of the Blackstone Partnerships is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. BMA is the sole general partner of the Blackstone Partnerships. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Partnerships. Blackstone LR is the sole general partner of BMA. The principal business of Blackstone LR consists of performing the functions of, and serving as, the sole general partner of BMA. The principal business address of the Blackstone Partnerships, BMA and Blackstone LR is c/o Walkers, P.O. Box 265 GT, George Town, Grand Cayman.

     Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and may be deemed to be controlling persons of Blackstone LR. Each of Messrs. Peterson and Schwarzman is a United States citizen. The principal occupation of each of Messrs. Peterson and Schwarzman is serving as an executive of one or more of the Blackstone Partnerships, BMA and their affiliates. The business address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

     During the last five years, none of the Reporting Persons and, to the best knowledge of such Reporting Persons, none of the persons listed on Schedule 1 (as amended hereby), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 4. INTEREST IN THE SECURITIES OF THE ISSUER.

     The information set forth in Item 4 is hereby amended and supplemented with the following information:

     On October 5, 2004, BCP Crystal and Celanese AG completed the sale by Celanese AG to BCP Crystal of all of the shares of Celanese Americas Corporation (the “CAC Shares”) held by Celanese AG in return for a note. BCP Crystal’s plan to effect this transaction had been previously disclosed in prior amendments to the Schedule 13D. The stock purchase and sale agreement, dated as of October 5, 2005, is attached as Exhibit 15 to this Schedule 13D and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The information contained in the cover pages of this Amendment No. 11 to Schedule 13D is incorporated herein by reference. On October 6, 2004, BCP Crystal consummated the purchase of 166,138 tendered Ordinary Shares in connection with the expiration of the initial acceptance period of the mandatory offer by BCP Crystal, required pursuant to Section 305 of the German Stock Corporation Act in connection with the Domination Agreement, to purchase all of the issued and outstanding Ordinary Shares (other than Ordinary Shares owned by BCP Crystal or held by Celanese in treasury).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

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     Exhibit 1 of the Schedule 13D is deleted and replaced by the following:

     Joint Filing Agreement (as restated).

     The following exhibit is added to Schedule 13D:

15.	Stock Purchase and Sale Agreement, dated as of October 5, 2004, between Celanese AG and BCP Crystal Acquisition GmbH & Co. KG

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2004

BCP CRYSTAL ACQUISITION GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BCP CRYSTAL US HOLDINGS CORP.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	President

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     Schedule 1 is hereby amended and supplemented with the following information:

     Directors and Executive Officers of BCP Crystal US Holdings Corp.

     Each of the persons named below is a citizen of the United States. The principal business address of each of the persons named below is 345 Park Avenue, New York, New York 10154. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name	Title
Chinh E. Chu	Director, President
Robert L. Friedman	Director, Treasurer
Benjamin J. Jenkins	Director, Secretary